SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 1

To

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934.

SUNSTONE HOTEL INVESTORS, INC.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

867892101

(CUSIP Number of Class of Securities)

Robert A. Alter

Executive Chairman and Interim Chief Executive Officer

Sunstone Hotel Investors, Inc.

903 Calle Amanecer, Suite 100

San Clemente, California 92673

(949) 369-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies of all communications, including communications sent to agent for service, should be sent to:

Christopher M. Lal

Sunstone Hotel Investors, Inc.

Senior Vice President & General Counsel

903 Calle Amanecer, Suite 100

San Clemente, California 92673

Telephone: (949) 369-4000

With copies to:

Alison S. Ressler

Patrick S. Brown

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067-1725

Telephone: (310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$131,130,000	$5,153.41

*	Calculated solely for the purpose of determining the amount of filing fee. This amount assumes the repurchase of 6,200,000 of Common Stock at the initial maximum tender offer price of $21.15 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory No. 6 for Fiscal Year 2008, equals $39.30 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,153.41	Filing Party: Sunstone Hotel Investors, Inc.

Form or Registration No.: Schedule TO	Date Filed: June 2, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on June 2, 2008 (the “Schedule TO”), which, as amended and supplemented by this Amendment, relates to the offer by Sunstone Hotel Investors, Inc., a Maryland corporation (“Sunstone” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to purchase for cash up to 6,200,000 shares of its common stock, par value $0.01 per share (the “Common Stock”), or such lesser number of shares of Common Stock as is validly tendered and not validly withdrawn, at a per share price not less than $16.75 nor greater than $19.25, net to the seller in cash, less any applicable withholding taxes and without interest. Unless the context requires otherwise, all references in this Amendment to “shares” refer to shares of Common Stock. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2008, as amended and supplemented by the Supplement to Offer to Purchase, dated June 16, 2008 (“Offer to Purchase”), and in the Amended Letter of Transmittal (“Letter of Transmittal”), which, together with any amendments or supplements to either, collectively constitute the “Offer”. A copy of the Offer to Purchase was previously filed as Exhibit (a)(1)(A) to Schedule TO. Copies of the Supplement to Offer to Purchase and the related Amended Letter of Transmittal are filed with this Amendment as Exhibits (a)(1)(F) and (a)(1)(G), respectively. This Amendment and the Schedule TO are filed in accordance with Rule 13e-4(c) under the Exchange Act.

This Amendment is being filed to reflect the fact that the Company has reduced the range of per share purchase prices with respect to its previously announced modified “Dutch auction” tender offer to not less than $16.75 nor greater than $19.25. Neither the maximum number of shares to be purchased nor the expiration time of the Offer has been changed.

In addition, this Amendment is being filed to reflect the fact that the Offer no longer also constitutes an offer to purchase the Company’s Series C Cumulative Convertible Redeemable Preferred Stock, par value $0.01 per share (“Series C Preferred”). The Company and the one holder of shares of Series C Preferred have agreed that, in the event the holder of Series C Preferred elects to participate in the Offer, such holder will first convert its shares of Series C Preferred into shares of Common Stock. Series C Preferred is currently convertible at the rate of one share of Common Stock for each share of Series C Preferred.

The information in the Offer, including all schedules and annexes thereto, previously filed with the Schedule TO is hereby amended and supplemented by the Supplement to Offer to Purchase, dated June 16, 2008, attached hereto as Exhibit (a)(1)(F), and the Amended Letter of Transmittal, attached hereto as Exhibit (a)(1)(G), each of which is incorporated by reference in answer to Items 1 through 11 in this Amendment. All references herein to sections and page numbers in the Offer to Purchase refer to sections and page numbers in the Offer to Purchase as it was filed with the SEC via EDGAR with the Schedule TO.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended as follows:

1. The following exhibit is hereby removed from the Exhibit Index of the Schedule TO and the remaining exhibits are re-numbered accordingly:

Exhibit Number	Description
(a)(1)(C)*	Letter of Transmittal for Series C Preferred Stock (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number of Substitute Form W-9).

*	Previously filed with the Company’s Tender Offer Statement on Schedule TO on June 2, 2008.

2. The following exhibits are hereby added to the Exhibit Index of the Schedule TO:

Exhibit Number	Description
(a)(1)(F)	Supplement to Offer to Purchase, dated June 16, 2008.

(a)(1)(G)	Amended Letter of Transmittal for Common Stock (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number of Substitute Form W-9).

(a)(1)(H)	Amended Notice of Guaranteed Delivery.

(a)(1)(I)	Amended Letter to Banks, Brokers, Dealers, Trust Companies and Other Nominees, dated June 16, 2008.

(a)(1)(J)	Amended Letter to Clients for use by Banks, Brokers, Dealers, Trust Companies and Other Nominees, dated June 16, 2008.

(a)(5)(C)	Press Release issued by Sunstone Hotel Investors, Inc. on June 16, 2008.

3

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUNSTONE HOTEL INVESTORS, INC.

By:	/s/ Kenneth E. Cruse
Name:	Kenneth E. Cruse
Title:	Chief Financial Officer

Date: June 16, 2008

Exhibit Index

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase, dated June 2, 2008.

(a)(1)(B)*	Letter of Transmittal for Common Stock (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number of Substitute Form W-9).

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Banks, Brokers, Dealers, Trust Companies and Other Nominees, dated June 2, 2008.

(a)(1)(E)*	Letter to Clients for use by Banks, Brokers, Dealers, Trust Companies and Other Nominees, dated June 2, 2008.

(a)(1)(F)**	Supplement to Offer to Purchase, dated June 16, 2008.

(a)(1)(G)**	Amended Letter of Transmittal for Common Stock (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number of Substitute Form W-9).

(a)(1)(H)**	Amended Notice of Guaranteed Delivery.

(a)(1)(I)**	Amended Letter to Banks, Brokers, Dealers, Trust Companies and Other Nominees, dated June 16, 2008.

(a)(1)(J)**	Amended Letter to Clients for use by Banks, Brokers, Dealers, Trust Companies and Other Nominees, dated June 16, 2008.

(a)(5)(A)*	Form of Summary Advertisement.

(a)(5)(B)*	Press Release issued by Sunstone Hotel Investors, Inc. on June 2, 2008.

(a)(5)(C)**	Press Release issued by Sunstone Hotel Investors, Inc. on June 16, 2008.

(b)(1)	Revolving Credit Agreement, dated as of July 17, 2006, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc. the Subsidiary Guarantors named therein, the Initial Lenders, the Initial Issuing Bank, the Swing Line Bank, Citicorp North America, Inc., as Administrative Agent, Wachovia Capital Markets, LLC, as syndication agent, Calyon New York Branch as co-syndication agent, Keybank National Association, as documentation agent, and Citigroup Global Markets Inc. and Wachovia Capital Markets LLC, as joint lead managers and joint book running managers (incorporated by reference to Exhibit 99.1 to Form 8-K, filed by the Company on July 18, 2006).

(b)(2)	First Letter Amendment, dated as of August 14, 2006, to Revolving Credit Agreement dated as of July 17, 2006 among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc. the Subsidiary Guarantors named therein, the Initial Lenders, the Initial Issuing Bank, the Swing Line Bank, Citicorp North America, Inc., as Administrative Agent, Wachovia Capital Markets, LLC, as syndication agent, Calyon New York Branch as co-syndication agent, Keybank National Association, as documentation agent, and Citigroup Global Markets Inc. and Wachovia Capital Markets LLC, as joint lead managers and joint book running managers (incorporated by reference to Exhibit 10.3 to Form 10-Q, filed by the Company on November 1, 2006).

(b)(3)	Second Letter Amendment, dated as of May 23, 2007, to Revolving Credit Agreement dated as of July 17, 2006 among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc. the Subsidiary Guarantors named therein, the Initial Lenders, the Initial Issuing Bank, the Swing Line Bank, Citicorp North America, Inc., as Administrative Agent, Wachovia Capital Markets, LLC, as syndication agent, Calyon New York Branch as co-syndication agent, Keybank National Association, as documentation agent, and Citigroup Global Markets Inc. and Wachovia Capital Markets LLC, as joint lead managers and joint book running managers (incorporated by reference to Exhibit 10.3 to Form 10-Q, filed by the Company on August 8, 2007).

(d)(1)	Form of 2004 Long-Term Incentive Plan of Sunstone Hotel Investors, Inc. (incorporated by reference to the proxy statement on Schedule 14A, filed by the Company on March 26, 2007).

(d)(2)	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on February 23, 2005).

(d)(3)	Form of Restricted Stock Award Certificate (Directors) (incorporated by reference to Exhibit 10.2 to Form 8-K, filed by the Company on February 23, 2005).

(d)(4)	Form of Senior Management Incentive Plan of Sunstone Hotel Investors, Inc. (incorporated by reference to Exhibit 10.14 to the registration statement on Form S-11, filed by the Company on October 7, 2004).

(d)(5)	Form of Employment Agreement with Robert A. Alter (incorporated by reference to Exhibit 10.15 to the registration statement on Form S-11, filed by the Company on October 7, 2004).

(d)(6)	Amendment to Employment Arrangements, dated as of March 19, 2007, between Sunstone Hotel Investors, Inc. and Robert A. Alter (incorporated by reference to Exhibit 10.2 to Form 10-Q, filed by the Company on May 2, 2007).

(d)(7)	Change in Control Agreement, dated as of February 15, 2007, between Sunstone Hotel Investors, Inc. and Ken Cruse (incorporated by reference to Exhibit 10.1 to Form 10-Q, filed by the Company on August 8, 2007).

(d)(8)	Purchase Agreement among Security Capital Preferred Growth Incorporated, Sunstone Hotel Investors, Inc. and Sunstone Hotel Partnership, LLC, dated April 27, 2005 (incorporated by reference to Exhibit 10.5 to Form 8-K filed by the Company on May 3, 2005).

(d)(9)*	Amendment No. 1 to Series C Cumulative Convertible Redeemable Preferred Stock Purchase Agreement and Common Stock Purchase Agreement among Security Capital Preferred Growth Incorporated, Sunstone Hotel Investors, Inc. and Sunstone Hotel Partnership, LLC, dated as of June 24, 2005.

*	Previously filed with the Company’s Tender Offer Statement on Schedule TO on June 2, 2008.
**	Filed herewith.